Exhibit 99.1

Newegg Announces Fiscal Year 2023 Results and Fiscal Year 2024 Guidance

CITY OF INDUSTRY, Calif., April 24, 2024 - Newegg Commerce, Inc. (NASDAQ: NEGG), a leading global technology e-commerce retailer, today announced results for the fiscal year ended December 31, 2023 and guidance for the fiscal year ending December 31, 2024.

Newegg Chief Executive Officer Anthony Chow announced, “Despite the challenging environment, we remain optimistic for an exciting new product launch cycle in the second part of the year, including next generation GPUs and CPUs from AMD, Intel and NVIDIA. The range of new product launches are catered towards the increasing consumer demand for AI-driven computing performance, and Newegg believes we are well-positioned to help meet that demand. In addition, we expect several key initiatives to continue to gain traction in the second half of the year, including a focused expansion into adjacent marketplace verticals, a new AI PC product line for ABS, and the launch of Newegg Refreshed, our line of professionally refurbished products offered at an affordable price and backed by our 90-day Refreshed Guarantee. We are also excited about the launch of our recently announced loyalty program, Newegg+, which offers customers an opportunity to enjoy free shipping, exclusive member-only discounts, early access to the latest product launches, and other valuable benefits. Finally, we look forward to welcoming our valued employees to our new headquarters in Diamond Bar, California in the second half of the year, where we look to continue to foster growth and connection across our organization.”

Newegg Chief Accounting Officer Christina Ching noted, “In 2023, we improved our efficiency to cope with conservative consumer spending due to the macroeconomic environment. In response to this challenge, Newegg implemented multiple cost optimization initiatives, including our real estate consolidation efforts, and expects full realization of the cost saving benefits in 2024. We also increased our average inventory turnover rate and reduced total inventory from $156.0 million as of December 31, 2022, to $136.2 million as of December 31, 2023. Our cash position decreased from $122.6 million as of December 31, 2022 to $102.5 million as of December 31, 2023 after factoring in the $23.2 million cash purchase of our new corporate headquarters building in Diamond Bar, California. Furthermore, as of December 31, 2023, we had no outstanding balance under our $100 million credit facility. Finally, we have repurchased $2.0 million of our common stock during the first quarter of 2024 under our $10.0 million share repurchase program and expect to continue to opportunistically repurchase shares throughout the remainder of the year.”

2023 Fiscal Year Financial Highlights

●	Net sales decreased to $1.50 billion, compared to net sales of $1.72 billion in fiscal year 2022.

●	GMV decreased to $1.81 billion, compared to GMV of $2.20 billion in fiscal year 2022.

●	Gross profit decreased to $167.6 million, compared to gross profit of $216.7 million in fiscal year 2022.

●	Net loss increased to $59.0 million, compared to net loss of $57.4 million in fiscal year 2022.

●	Adjusted EBITDA decreased to ($21.3) million, compared to Adjusted EBITDA of $0.6 million in fiscal year 2022.

2023 Fiscal Year Operational Metrics

●	Average order value was $379 for the year ended December 31, 2023, compared to $411 for the prior year.

●	Active customers, defined as unique customer IDs with at least one item purchased on Newegg platforms in the past 12 months, totaled approximately 2.5 million as of December 31, 2023, a decrease from 2.7 million the prior year.

●	Repeat purchase rate, the percentage of active customers who made at least two purchases on Newegg platforms during the past 12 months, was 29.2% as of December 31, 2023, compared to 31.3% for the prior year.

2024 Fiscal Year Guidance

The Company currently expects to achieve the following financial performance for the upcoming year ending December 31, 2024:

●	Net sales to be between $1.36 billion and $1.56 billion.

●	GMV to be between $1.74 billion and $1.90 billion.

●	Gross profit to be between $154.6 million and $171.7 million.

●	Net loss to be between $42.8 million and $51.7 million.

●	Adjusted EBITDA to be between $(9.6) million and $0.2 million.

The Company anticipates filing its annual report on Form 20-F for the fiscal year ended December 31, 2023, on April 24, 2024.

About Newegg

Newegg Commerce, Inc. (NASDAQ: NEGG), founded in 2001 and based in the City of Industry, Calif., near Los Angeles, is a leading global online retailer for PC hardware, consumer electronics, gaming peripherals, home appliances, automotive and lifestyle technology. Newegg also serves businesses’ e-commerce needs with marketing, supply chain, and technical solutions in a single platform. For more information, please visit Newegg.com.

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Non-GAAP Financial Information

This press release presents certain “non-GAAP” financial measures. The components of these non-GAAP measures are computed by using amounts that are determined in accordance with accounting principles generally accepted in the United States of America (“GAAP”). A reconciliation of non-GAAP financial measures used in this press release to their nearest comparable GAAP financial measures is included in the schedules attached hereto.

GMV

The Company defines gross merchandise value, or GMV, as the total dollar value of products sold on its websites and third-party marketplace platforms, directly to customers and by its Marketplace sellers through Newegg Marketplace, net of returns, discounts, taxes, and cancellations. GMV also includes the services fees charged through its Newegg Partner Services (“NPS”) in rendering services for its third-party logistics (“3PL”), shipped-by-Newegg (“SBN”), staffing and media ad services, as well as the sales made by its Asia subsidiaries.

Adjusted EBITDA

Newegg calculates Adjusted EBITDA as net income/loss, excluding stock-based compensation expense, depreciation and amortization expense, interest income, net, income tax (benefit) provision, gain/loss from warrants liabilities, and gain/loss from sales of investment.

Newegg believes that exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and excludes items that it does not consider to be indicative of its core operating performance. Accordingly, Newegg believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating its operating results in the same manner as its management and board of directors.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of Newegg’s results as reported under GAAP. Some of these limitations are: although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; Adjusted EBITDA does not reflect changes in, or cash requirements for, the working capital needs; Adjusted EBITDA does not consider the potentially dilutive impact of stock-based compensation; Adjusted EBITDA does not reflect tax payments that may represent reduction in cash available to Newegg; and other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, operating profit and Newegg’s other GAAP results.

Cautionary Statement Concerning Forward-Looking Statements

This news release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements give our current expectations, opinion, belief or forecasts of future events and performance. Words such as “will,” “may,” “expects,” “projects,” “anticipates,” “plans,” “believes,” “estimate,” “should,” and and variations of such words or similar expressions are intended to identify such forward-looking statements. In addition, any statements other than statements of historical fact are forward-looking statements. Although Newegg believes that the expectations reflected in such forward-looking statements are reasonable, these statements involve risks and uncertainties that may cause actual future activities and results to be materially different from those suggested or described in this news release. Investors are cautioned that any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from those projected. The forward-looking statements in this press release are made as of the date hereof. The Company takes no obligation to update or correct its own forward-looking statements, except as required by law, or those prepared by third parties that are not paid for by the Company. The Company’s SEC filings are available at http://www.sec.gov.

Contact

Newegg Commerce, Inc.:

Investor Relations

ir@newegg.com

NEWEGG COMMERCE, INC.

Consolidated Balance Sheets

December 31, 2023 and 2022

(In thousands, except par value, unaudited)

	2023	2022
Assets
Current assets:
Cash and cash equivalents	$102,512	$122,559
Restricted cash	3,962	947
Accounts receivable, net	80,383	83,517
Inventories, net	136,164	156,016
Income taxes receivable	3,226	5,173
Prepaid expenses	13,424	16,999
Other current assets	4,780	5,611
Total current assets	344,451	390,822

Property and equipment, net	61,479	45,075
Noncurrent deferred tax assets	1,607	868
Investment at cost	2,250	11,250
Right of use assets, net	77,150	84,161
Other noncurrent assets	12,110	9,919
Total assets	$499,047	$542,095

Liabilities and Equity
Current liabilities:
Accounts payable	$206,588	$207,147
Accrued liabilities	43,014	51,003
Deferred revenue	25,614	31,028
Line of credit	7,330	6,056
Current portion of long-term debt	268	269
Lease liabilities – current	13,730	14,265
Total current liabilities	296,544	309,768

Long-term debt, less current portion	1,110	1,404
Income taxes payable	1,981	739
Lease liabilities – noncurrent	68,126	74,838
Other liabilities	1,894	124
Total liabilities	369,655	386,873

Stockholders’ Equity
Common Stock, $0.021848 par value; unlimited shares authorized; 380,413 and 376,660 shares issued and outstanding as of December 31, 2023 and 2022, respectively	8,312	8,230
Additional paid-in capital	266,774	232,776
Notes receivable – related party	(15,189)	(15,189)
Accumulated other comprehensive income	194	1,114
Accumulated deficit	(130,699)	(71,709)
Total stockholders’ equity	129,392	155,222
Total liabilities and stockholders’ equity	$499,047	$542,095

NEWEGG COMMERCE, INC.

Consolidated Statements of Operations

Years ended December 31, 2023 and 2022

(In thousands, unaudited)

	2023	2022
Net sales	$1,496,963	$1,720,273
Cost of sales	1,329,406	1,503,647
Gross profit	167,557	216,626
Selling, general, and administrative expenses	238,641	266,164
Loss from operations	(71,084)	(49,538)
Interest income	2,348	1,164
Interest expense	(2,541)	(685)
Other income, net	2,759	5,280
Impairment of equity method investment	—	(2,281)
Gain from sales of investment	6,835	1,669
Change in fair value of warrants liabilities	11	1,063
Loss before provision for income taxes	(61,672)	(43,328)
Provision for (benefit from) income taxes	(2,682)	14,101
Net loss	$(58,990)	$(57,429)

NEWEGG COMMERCE, INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2023 and 2022

(In thousands, unaudited)

	2023	2022
Cash flows from operating activities:
Net loss	$(58,990)	$(57,429)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	13,437	11,021
Allowance for expected credit losses	245	697
Recovery of related party receivable	—	(50)
Provision for obsolete and excess inventory	3,400	9,537
Stock-based compensation	33,660	33,939
Impairment of equity method investment	—	2,281
Gain from sales of investment	(6,835)	(1,669)
Change in fair value of warrant liabilities	(11)	(1,063)
Loss on disposal of property and equipment	180	431
Unrealized loss on marketable securities	4	55
Deferred income taxes	(679)	12,499
Changes in operating assets and liabilities:
Accounts receivable	2,758	(21,969)
Inventories	16,781	78,766
Prepaid expenses	3,583	905
Other current assets	7,086	9,982
Accounts payable	(898)	(14,063)
Accrued liabilities and other liabilities	(12,063)	(34,449)
Deferred revenue	(5,497)	(8,941)
Net cash provided by (used in) operating activities	(3,839)	20,480
Cash flows from investing activities:
Payments to acquire property and equipment	(30,265)	(9,190)
Proceeds on disposal of property and equipment	176	1
Proceeds from sale of investment	15,835	5,419
Net cash used in investing activities	(14,254)	(3,770)
Cash flows from financing activities:
Borrowings under line of credit	66,502	46,188
Repayments under line of credit	(65,098)	(45,742)
Repayments of long-term debt	(264)	(274)
Proceeds from exercise of stock options	1,194	2,890
Payments for employee taxes related to stock compensation	(774)	(1,514)
Net cash provided by financing activities	1,560	1,548
Foreign currency effect on cash, cash equivalents and restricted cash	(499)	918
Net increase (decrease) in cash, cash equivalents and restricted cash	(17,032)	19,176
Cash, cash equivalents and restricted cash:
Beginning of period	123,506	104,330
End of period	$106,474	$123,506

Schedule 1

Reconciliation of Net Sales to GMV

	For the Year Ended December 31,
	2023	2022
	(in millions)
Net Sales	$1,497.0	$1,720.3
Adjustments:
GMV - Marketplace	369.7	552.2
Marketplace Commission	(33.6)	(49.6)
Deferred Revenue	(5.4)	(9.3)
Other	(15.2)	(17.5)
GMV	$1,812.5	$2,196.1

Schedule 2

Reconciliation of Net Income to Adjusted EBITDA

	For the Year Ended December 31,
	2023	2022
	(in millions)
Net loss	$(59.0)	$(57.4)
Adjustments:
Stock-based compensation expenses	33.7	33.9
Interest income, net	0.2	(0.5)
Income tax (benefit) provision	(2.7)	14.1
Depreciation and amortization	13.4	11.0
Impairment of equity method investment	—	2.3
Gain from sale of investment	(6.8)	(1.7)
Gain from change in fair value of warrants liabilities	(0.1)	(1.1)
Adjusted EBITDA	$(21.3)	$0.6